SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)*

                                   eToys Inc.
                                ________________
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                        ________________________________
                         (Title of Class of Securities)


                                    297862104
                                 ______________
                                 (CUSIP Number)

                                December 6, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [x]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 9 Pages

                                  SCHEDULE 13G

CUSIP No.  297862104                                           Page 2 of 9 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Louis M. Bacon

2        Check the Appropriate Box If a Member of a Group*

                                       a. [ ]
                                       b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                            5             Sole Voting Power
                                                   0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         5,805,076
    Each
Reporting                   7             Sole Dispositive
    Person                                         0
    With

                            8             Shared Dispositive Power
                                                   5,805,076

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  5,805,076

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                        [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.84%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  297862104                                           Page 3 of 9 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Moore Capital Management, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                       a. [ ]
                                       b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Connecticut

                            5             Sole Voting Power
                                                   0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         5,036,584
    Each
Reporting                   7             Sole Dispositive
    Person                                         0
    With

                            8             Shared Dispositive Power
                                                   5,036,584

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  5,036,584

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                        [X]

11       Percent of Class Represented By Amount in Row (9)

                                    4.21%

12       Type of Reporting Person*

                  CO, IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  297862104                                           Page 4 of 9 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Moore Global Investments, Ltd.

2        Check the Appropriate Box If a Member of a Group*

                                       a. [ ]
                                       b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Bahamas

                            5             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         5,036,584
    Each
Reporting                   7             Sole Dispositive
    Person                                         0
    With

                            8             Shared Dispositive Power
                                                   5,036,584

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  5,036,584

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                   [X]

11       Percent of Class Represented By Amount in Row (9)

                                    4.21%

12       Type of Reporting Person*

                  CO
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages





Item 1(a)         Name of Issuer:

                  eToys Inc. (the "Company").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  3100 Ocean Park Boulevard, Suite 300
                  Santa Monica, CA 90405

Item 2(a)         Name of Person Filing:

                  The Statement is being filed by (1) Louis M. Bacon ("Mr. Bacon"), in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of MCM and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA"), (2) Moore Capital Management, Inc. ("MCM") and (3) Moore Global Investments, Ltd. ("MGI") (collectively, the "Reporting Persons").

                  MGI, a non-U.S. investment company, is the sole shareholder of a Bahamas corporation (the "Bahamas Corporation"), and as such may be deemed the beneficial owner of the Shares (as defined herein) held for the account of the Bahamas Corporation. MCM, a registered commodity trading advisor and member of the
                  National Futures Association, serves as discretionary investment manager to MGI and other investment funds. In such capacity, MCM may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of the Bahamas Corporation and MGI. MCA is a New York limited liability company and a registered commodity trading advisor and commodity pool operator. MCA serves as general partner to a Delaware limited partnership (the "Delaware Partnership"), and serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a U.S. partnership. In such capacities, MCA may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of the Delaware Partnership and RIS. The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In such capacities, Mr. Bacon may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of the Bahamas Corporation, MGI, the Delaware Partnership and RIS.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business offices of Mr. Bacon, MCM and MGI are located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)         Citizenship:

                  i)       Mr. Bacon is a United States citizen;

                  ii)      MCM is a Connecticut corporation; and

                  iii)     MGI is a Bahamas corporation.

                                                               Page 6 of 9 Pages





Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.0001 per share (the "Shares") of the Company.

Item 2(e)         CUSIP Number:

                  297862104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 6, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i)      Mr.  Bacon  may be  deemed  the  beneficial  owner of
                           5,805,076 Shares. This number consists of (A) 1,574,108 Shares held for the account of the Bahamas Corporation, (B) 3,462,476 Shares held for the account of MGI, (C) 345,521 Shares held for the account of the Delaware Partnership and (D) 422,971 Shares held for the account of RIS.

                  (ii) Each of MCM and MGI may be deemed the beneficial owner of 5,036,584 Shares. This number consists of
                           (A) 1,574,108 Shares held for the account of the Bahamas Corporation and (B) 3,462,476 Shares held for the account of MGI.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which Mr. Bacon may be deemed to be the beneficial owner constitutes approximately 4.84% of the total number of Shares outstanding.

                  (ii) The number of Shares of which each of MCM and MGI may be deemed to be the beneficial owner constitutes approximately 4.21% of the total number of Shares outstanding.

                                                               Page 7 of 9 Pages



Item 4(c) Number of shares as to which such person has:

     Mr. Bacon:
     ----------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 5,805,076

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    5,805,076

     MCM:
     ----

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 5,036,584

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    5,036,584

     MGI:
     ----

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 5,036,584

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    5,036,584

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[X].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  (i) The shareholders of the Bahamas Corporation have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by the Bahamas Corporation in accordance with their ownership interests in the Bahamas Corporation.

                  (ii) The shareholders of MGI have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by MGI in accordance with their ownership interests in MGI.

                                                               Page 8 of 9 Pages


                  (iii) The partners of the Delaware Partnership have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Delaware Partnership in accordance with their partnership interests in the Delaware Partnership.

                  (iv) The partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by RIS in accordance with their partnership interests in RIS.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 9 of 9 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 9, 1999

                                 LOUIS M. BACON



                                 By:      /S/ STEPHEN R. NELSON
                                          --------------------------------------
                                          Name:    Stephen R. Nelson
                                          Title:   Attorney-in-Fact


                                 MOORE CAPITAL MANAGEMENT, INC.



                                 By:      /S/ STEPHEN R. NELSON
                                          --------------------------------------
                                          Name:    Stephen R. Nelson
                                          Title:   Attorney-in-Fact


                                 MOORE GLOBAL INVESTMENTS, LTD.



                                 By:      /S/ STEPHEN R. NELSON
                                          --------------------------------------
                                          Name:    Stephen R. Nelson
                                          Title:   Attorney-in-Fact